EXHIBIT 99.6

Disclosure of Transactions in Own Shares

Paris, March 15, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI : 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 8, 2018 to March 14, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08.03.2018	9,161	46.2146	423,372	BATE
08.03.2018	28,160	46.2219	1,301,609	CHIX
08.03.2018	18,599	46.2206	859,657	TRQX
08.03.2018	41,648	46.1582	1,922,397	XPAR
09.03.2018	10,000	46.4007	464,007	BATE
09.03.2018	30,000	46.4047	1,392,141	CHIX
09.03.2018	20,000	46.4034	928,068	TRQX
09.03.2018	108,385	46.3583	5,024,544	XPAR
12.03.2018	10,000	46.6030	466,030	BATE
12.03.2018	30,000	46.6087	1,398,262	CHIX
12.03.2018	20,000	46.6096	932,193	TRQX
12.03.2018	72,476	46.5837	3,376,202	XPAR
13.03.2018	5,000	46.9384	234,692	BATE
13.03.2018	25,000	46.9535	1,173,838	CHIX
13.03.2018	15,000	46.9729	704,594	TRQX
13.03.2018	105,000	46.8206	4,916,163	XPAR
14.03.2018	10,000	47.1582	471,582	BATE
14.03.2018	30,000	47.1531	1,414,593	CHIX
14.03.2018	20,000	47.1559	943,118	TRQX
14.03.2018	52,001	47.1338	2,451,005	XPAR

Total	660,430	46.6334	30,798,065

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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